August 16, 2019

Katherine Hsu
Office Chief
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Morgan Stanley Bank of America Merrill Lynch Trust 2017-C34 (“MSBAM 2017-C34”)
BANK 2017-BNK9
Forms 10-K for Fiscal Year Ended December 31, 2018
Filed March 19, 2019 and March 22, 2019
File Nos. 333-206847-07 and 333-206847-08

Dear Ms. Hsu:

We are counsel to Banc of America Merrill Lynch Commercial Mortgage Inc. (“BAML”) in connection with your comment given to us by Mr. Arthur Sandel via telephone on August 6, 2019, transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-K (the “Filing”).
For your convenience, the Staff’s comment is repeated in italics below, followed by the response of BAML.
Attestation Report of NDNB for Rialto Capital Advisors, LLC (“Rialto”)
Exhibit 34.45 to Form 10-K of MSBAM 2017-C34 and Exhibit 34.2 to Form 10-K of BANK 2017-BNK9

1.
We note that the attestation reports prepared by NDNB for Rialto state that “the examination was conducted in accordance with attestation standards of AICPA” without referencing the standards of the PCAOB.  We also note that NDNB is not registered with the PCAOB.  With respect to each assessment report for asset-backed securities, Form 10-K must include a report by a registered public accounting firm that also attests to and reports on the assessment in accordance with standards for attestation engagements issued or adopted by the PCAOB.  Refer to Exchange Act Rule 15d-18(c) and Item 1122(b) of Regulation AB.  Please revise your Form 10-K to include compliant attestation reports for Rialto.

Henry A. LaBrun   Tel +1 704 348-5149    Fax +1 212 504-6666    henry.labrun@cwt.com

Katherine Hsu
August 16, 2019

Rialto has informed us that at the time it engaged its public accounting firm to prepare its 2018 attestation report, Rialto was of the understanding that its accounting firm could and would deliver a PCAOB-compliant attestation report.

Rialto has informed us that it has undertaken all necessary actions to have a registered public accounting firm prepare a compliant 2018 attestation report.  Rialto has informed us that since it had and continues to have the appropriate PCAOB procedures in place, and in prior years has received a PCAOB compliant attestation report, Rialto expects the new attestation report will be completed within 4 to 6 weeks for inclusion in each applicable amended Form 10-K.  In addition to the new attestation report, Rialto expects to deliver a corrected assessment report referring to the new attestation report.  BAML expects to file the new assessment and attestation report as an amendment to the affected filings promptly following receipt.

Rialto has informed us that it also will implement additional internal oversight procedures to ensure accountant attestations comply with all applicable rules and regulations in the future.
We note for completeness that we understand that the Staff’s limited review in connection with the above had also included the transaction designated as “BANK 2018-BNK12.”  The BANK 2018-BNK12 transaction does not have an attestation for Rialto attached as an Exhibit to its 10-K, because, per the explanatory note to the 10-K, “…the reports on assessment of compliance with servicing criteria and attestation reports on assessment of compliance with servicing criteria of Rialto Capital Advisors, LLC, as special servicer of the Northwest Hotel Portfolio Mortgage Loan…are omitted from this Annual Report on Form 10-K as they are not required to be included on this Annual Report on Form 10-K per Instruction 3 to Item 1122 of Regulation AB because they are parties performing activities that address servicing criteria relating to 5% or less of the assets of the issuing entity.” Therefore, this letter has only referenced BANK 2017-BNK9 and MSBAM 2017-C4 above.
In responding to the Staff’s comments with respect to the Filing, BAML has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:
●	BAML is responsible for the adequacy and accuracy of the disclosure in the Filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
●	BAML may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Katherine Hsu
August 16, 2019

Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ Henry A. LaBrun

Henry A. LaBrun

cc:	Leland F. Bunch, III W. Todd Stillerman, Esq.